UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

         DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

      October 18, 2006

Mr. J. Paul Sorbara
President & CEO
Golden Goliath Resources, Ltd.
Suite 711, 675 West Hastings Street
Vancouver, British Columbia V6B 1N2


      Re:	Golden Goliath Resources, Ltd.
		Registration Statement on Form 20-F/A#4
      Filed September 29, 2006
		File No. 0-31204


Dear Mr. Sorbara:

      We have reviewed you response letter dated September 29, 2006, and the amended filing, and we have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We understand that you believe that in filing your amendment on September 29, 2006, you have addressed the comments in our May 12, 206 comment letter and "the majority" of the comments in our September
22,
2006 comment letter, except for comment 7. You have asked for guidance on how you should best address the outstanding comments.

Accordingly, please provide a formal response to our comment letter dated September 22, 2006, as soon as possible, and file it electronically on EDGAR, as well as any corresponding amendment that may be necessary. We do not believe you have satisfactorily addressed prior comments 2, 3 or 7 with your recent amendment. It would be most helpful for you to propose disclosures that would clarify the issues identified in those comments; and to provide a thoughtful analysis of the accounting implications of modifying the terms under which your warrants may be exercised, as requested.

If you find that your accounting does not comply with Canadian or U.S.
GAAP, we would expect you to amend your financial statements to remedy the situation or to otherwise demonstrate that the differences are not material. Please contact us by telephone to discuss the possible need for further revisions in advance.

Closing Comments

      As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange
Act of
1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Donald Delaney at (202) 551-3863 or Karl
Hiller,
Accounting Branch Chief, at (202) 551-3686 if you have questions regarding comments on the financial statements and related matters.
Please contact Carmen Moncada-Terry at (202) 551-3687 or me at
(202)
551-3740 with any other questions.


      Sincerely,



      H. Roger Schwall
      Assistant Director


cc:	A. Korelin
      C. Moncada-Terry
Mr. J. Paul Sorbara
Golden Goliath Resources, Ltd.
October 18, 2006
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